NO ACT

PE
6-4-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



13002777

July 11, 2013

Received SEC

JUL 11 2013

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 7-11-13


Sandra T. Lane
lane.st@pg.com


Re: The Proctor & Gamble Company
Incoming letter dated June 4, 2013

Dear Ms. Lane:

This is in response to your letter dated June 4, 2013 concerning the shareholder proposal submitted to Proctor & Gamble by NorthStar Asset Management. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cfnoaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Julie N.W. Goodridge
President and CEO
Trustee, NorthStar Asset Management, Inc. Funded Pension Plan
P.O. Box 301840
Boston, MA 02130

July 11, 2013

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Proctor & Gamble Company
Incoming letter dated June 4, 2013

The proposal relates to political contributions.

There appears to be some basis for your view that Proctor & Gamble may exclude the proposal under rule 14a-8(e)(2) because Proctor & Gamble received it after the deadline for submitting proposals. We note in particular your representation that Proctor & Gamble did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Proctor & Gamble omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Michael J. Reedich
Special Counsel

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**Sandra T. Lane**
Senior Counsel
Phone: (513) 983-9478
Email: lane.st@pg.com



**The Procter & Gamble Company**
Legal Division
299 East 6th St.
Cincinnati, Ohio 45202
www.pg.com

June 4, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Procter & Gamble Company/Proposal submitted by NorthStar Asset Management Exchange Act of 1934 - Rule 14a-8*

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934. As discussed below, the Company received a shareholder proposal (the "Proposal") from NorthStar Asset Management (the "Proponent") for inclusion in the proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials"). By this letter, the Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Securities & Exchange Commission (the "Commission") if the Company excludes the Proposal from the 2013 Proxy Materials for the reasons stated below.

Pursuant to Rule 14a-8(j), we have: (1) filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and (2) concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

## I. THE PROPOSAL

The Proposal states:

RESOLVED: Shareholders request that the Board of Directors report to shareholders annually at reasonable expense, excluding confidential information, provide a congruency analysis between corporate values as defined by P&G's stated policies (including our Purpose, Values and Principles, nondiscrimination policy, and Long-Term Environmental Sustainability Vision) and any Company and P&G GGF political and electioneering contributions, including a list of any such contributions occurring during the prior year which raise a substantial issue of incongruence with corporate values, and stating the justification for such exceptions.

The Proposal and accompanying cover letter are attached as Exhibit A.

## II. BASIS FOR EXCLUSION

The Company believes it may exclude the Proposal from the 2013 Proxy Materials because the Proponent failed to comply with the deadline for the submission of shareholder proposals provided by 14a-8(e).

## III. ANALYSIS

*The Proposal may be excluded under Rule 14a-8(e)(2) because the Proponent failed to timely comply with the deadline for the submission of shareholder proposals provided by 14a-8(e).*

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Pursuant to Rule 14a-5(e), the Company disclosed in its 2012 proxy statement the deadline for submitting shareholder proposals, as well as the method for submitting such proposals, for the Company's 2013 annual meeting.[1] Specifically, page 74 of the Company's 2012 proxy statement (a copy of which is

[1] Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2012 annual meeting of shareholders was held on October 9, 2012, and the Company's 2013 annual meeting of shareholders is scheduled to be held on October 8, 2013. Accordingly, the 2013 annual meeting was not moved by more than 30 days, and therefore the deadline for shareholder proposals is the one set forth in the Company's 2012 proxy statement.

attached as Exhibit B) states:

**2013 Annual Meeting Date and Shareholder Proposals**

> It is anticipated that the 2013 annual meeting of shareholders will be held on Tuesday, October 8, 2013. Pursuant to regulations issued by the SEC, to be considered for inclusion in the Company's proxy statement for presentation at that meeting, all shareholder proposals must be received by the Company on or before the close of business on April 26, 2013. Any such proposals should be sent to The Procter & Gamble Company, c/o Secretary, One Procter & Gamble Plaza, Cincinnati, OH 45202-3315.

While the Proposal is dated April 25, 2013, the Company received the Proposal on April 29, 2013, three days following the deadline set forth in the Company's 2012 proxy statement. This is evidenced by the delivery receipt from Federal Express, which shows that the Proposal was not delivered until Monday, April 29, 2013.[2] Copies of the Federal Express envelope and tracking report are attached as Exhibit C.

The Staff has strictly enforced the deadline for the submission of shareholder proposals and concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was untimely submitted, even where a proposal is only one day late. See, e.g., *General Electric Company* (January 24, 2013)(concurring with the exclusion of a proposal that was received one day after the submission deadline, even though postmarked prior to the deadline); *Equity LifeStyle Properties* ( February 10, 2012)(concurring with the exclusion of a proposal when it was received after the submission deadline, even though it was mailed prior to the deadline); *Johnson & Johnson* (January 13, 2010)(concurring with the exclusion of a proposal received one day after the deadline). The Proponent is clearly aware of the Staff's position on this issue; the Staff concurred in the exclusion of a proposal submitted by the Proponent to Tootsie Roll Industries when the proposal arrived two days after the deadline. See *Tootsie Roll Industries, Inc.* (January 14, 2008).

It is the responsibility of the Proponent to submit the Proposal by means that ensures receipt prior to the submission deadline. See Staff Legal Bulletin No. 14 (July 13, 2001)("SLB 14"). In SLB 14, the Staff is clear that a proposal "must be received at the company's principal executive offices by [the deadline]," and the Staff encourages a proponent to "submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices." Further, Rule 14a-8(e)(2) refers to a proposal being "received" at the company's principal executive offices; a proposal's date and the date upon which the proposal was sent are irrelevant. The Staff has been consistent in permitting companies to omit proposals that are received after the deadline, even though there have been good faith efforts by the proponent to comply. See, e.g., *City National Corp.* (January 17, 2009)(concurring with the exclusion of a proposal when it was received one day after the submission deadline, even though it was mailed one week earlier).

---

[2] The Company has not provided the Proponent with a deficiency notice under Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Rule 14a-8(f)(1), "[a] company need not provide... notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline."

## IV. CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(e)(2).

Should you have any questions regarding this matter or require additional information, please contact me at (513) 983-9478. Please be aware that the Company intends to file its definitive 2013 Proxy Materials with the Commission on August 23, 2013 and submit its 2013 Proxy Materials for printing on August 14, 2013. As a result, a decision by the Staff by August 1, 2013 would be greatly appreciated.

Sincerely,

Sandra T. Lane

# Exhibit A

# NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

April 25, 2013

Deborah P. Majoras
Chief Legal Officer and Secretary
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315

Dear Ms. Majoras:

Considering the recent Supreme Court decision of *Citizens United v. Federal Election Commission* and past public backlash against corporate political spending, we are concerned about our Company's potential exposure to risks caused by our future electioneering contributions.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of more than $2,000 worth of shares of Procter & Gamble Company common stock held for more than one year, the NorthStar Asset Management Funded Pension Plan is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors report to shareholders regarding congruency between corporate values and political contributions.

As required by Rule 14a-8, the NorthStar Asset Management, Inc Funded Pension Plan has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. I or my appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from Procter & Gamble to report to shareholders regarding congruency between corporate values and political and electioneering contributions will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,

Julie N.W. Goodridge
President and CEO
Trustee, NorthStar Asset Management, Inc. Funded Pension Plan

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

**Congruency between Corporate Values and Political Contributions**

Whereas, the Supreme Court ruling in *Citizens United v. Federal Election Commission* interpreted the First Amendment right of freedom of speech to include certain corporate political expenditures involving "electioneering communications," which resulted in greater public and shareholder concern about corporate political spending;

Whereas, proponents believe Procter & Gamble (P&G) should establish policies that minimize risk to the firm's reputation and brand through possible future missteps in corporate political contributions;

Whereas, in August 2012, P&G changed its company Political Involvement policy to include, "We also consider whether a candidate's public positions and statements are congruent with our Purpose, Values, and Principles";

Whereas, P&G publicizes its company goals of "long-term environmental sustainability vision primarily focused on renewable materials, waste reduction, renewable energy, and packaging reduction," yet since August 2012, the Proponent found that out of contributions to committees supporting specific candidates, the P&G Good Government Fund (P&G GGF) designated 30% of its contributions to those voting to deregulate greenhouse gasses and/or against the *American Clean Energy and Security Act of 2009*;

Whereas, P&G has a firm nondiscrimination policy stating that "we do not discriminate against individuals on the basis of... sexual orientation, gender identity and expression," yet since August 2012, the Proponent found that P&G GGF designated 30% of its contributions to committees supporting specific candidates voting *against* the repeal of Don't Ask/Don't Tell, *against* hate crimes legislation, and/or *for* the Marriage Protection Amendment which would eliminate equal marriage rights nationally;

Whereas, lack of accountability and governance puts the corporation and shareholder value at risk for litigation and boycott should it become publically known that the corporation violated its own values;

**Resolved:** Shareholders request that the Board of Directors report to shareholders annually at reasonable expense, excluding confidential information, providing a congruency analysis between corporate values as defined by P&G's stated policies (including our Purpose, Values and Principles, nondiscrimination policy, and Long-Term Environmental Sustainability Vision) and any Company and P&G GGF political and electioneering contributions, including a list of any such contributions occurring during the prior year which raise a substantial issue of incongruence with corporate values, and stating the justification for such exceptions.

**Supporting Statement:** Proponents recommend that the management develop coherent criteria for *determining* congruency, such as identifying some legislative initiatives that are considered most germane to core company values, and that the report include management's analysis of risks to our company's brand, reputation, or shareholder value, as well as acts of stewardship by the Company to inform funds recipients' of company values, and the recipients' divergence from those values, at the time contributions are made. "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

**Exhibit B**



# THE PROCTER & GAMBLE COMPANY

---

**Notice of Annual Meeting**

**and**

**Proxy Statement**

---

## Procter & Gamble Hall
## at the Aronoff Center for the Arts

**Annual Meeting of Shareholders**

**October 9, 2012**

The proponent indicates that the Company's compensation practices raise concerns, yet the shareholder advisory vote on executive compensation at the Company's 2011 Annual Meeting received the approval of 97.5% of voting shareholders. The proponent also questions whether the Company's directors, because of their involvement on other boards, can devote adequate attention to their Company responsibilities. Last year, the Board revised its Corporate Governance Guidelines to align with emerging best corporate governance practices and limit the number of outside public board positions directors can hold. For the Chairman, participation is limited to no more than two outside public boards, and Robert McDonald, the current Chairman and CEO, has limited his outside "for profit" board participation to one board. For non-employee Directors, participation is limited to three additional public boards and for non-employee Directors who are CEOs at other public companies, participation is limited to two additional public boards. All Directors are in compliance with this policy. Each Director demonstrates their strong engagement and high attendance, and has adequate time to devote to the affairs of the Company. Average attendance at our Board and Committee meetings over the past year exceeded 97%, and all Directors attended greater than 86% of the meetings of the Board and the Committees on which they serve. The Company considers the broad experience of the Board of Directors, coupled with the clearly demonstrated commitment to P&G, to be of great value to the Company.

**The Company's corporate governance practices are robust and are designed to maximize shareholder value.** As discussed on pages 12-21 of this proxy statement, the Board operates under corporate governance principles and practices that are designed to maximize long-term shareholder value and align the interests of the Board and management with those of our shareholders. The Company's Governance & Public Responsibility Committee regularly considers and evaluates corporate governance developments and recommends changes to the Board. The Company has already put measures in place to address the areas of corporate governance listed by the proponent. The Company has implemented an annual advisory vote on executive compensation. Likewise, in 2005, the Board of Directors moved from a classified structure to annual elections. Then, in 2008, the Board proposed (and shareholders passed) a simple majority standard for uncontested elections of directors. When it believes that changes to our corporate governance structure or practices hold benefit for shareholders, the Board makes changes.

In this case, the Board believes that approval of this proposal would not enhance shareholder value, and is therefore not in the best interests of the Company and its shareholders. In the absence of these few voting protections, a group of short-term shareholders may act in their own self-interests to the detriment of other shareholders. Accordingly, the current voting standards are necessary to safeguard the long-term interests of the Company and its shareholders.

**The Board of Directors recommends a vote AGAINST this proposal.**

## 2013 Annual Meeting Date and Shareholder Proposals

It is anticipated that the 2013 annual meeting of shareholders will be held on Tuesday, October 8, 2013. Pursuant to regulations issued by the SEC, to be considered for inclusion in the Company's proxy statement for presentation at that meeting, all shareholder proposals must be received by the Company on or before the close of business on April 26, 2013. Any such proposals should be sent to The Procter & Gamble Company, c/o Secretary, One Procter & Gamble Plaza, Cincinnati, OH 45202-3315.

## Annual Meeting Advance Notice Requirements

Our Code of Regulations requires advance notice for any business to be brought before an annual meeting of shareholders. In general, for business to be properly brought before an annual meeting by a